                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X         Form 40-F
                              -------                -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No    X
                              -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

Attached hereto and incorporated by reference herein are (i) a press release dated November 10, 2003, announcing the financial results of Tefron Ltd. for the third quarter of 2003, and (ii) a press release dated November 3, 2003 announcing the scheduling of a conference call on November 10, 2003 to discuss third quarter financial results.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     TEFRON LTD.
                                     (Registrant)


                                     By: /s/ Gil Rozen
                                        -------------------------------
                                         Name: Gil Rozen
                                         Title: Chief Financial Officer


                                     By: /s/ Hanoch Zlotnik
                                        -------------------------------
                                         Name: Hanoch Zlotnik
                                         Title: Finance Manager


Date: November 16, 2003

                                             NEWS
    | WEBER SHANDWICK
FRB | FINANCIAL COMMUNICATIONS
    |

FOR YOUR INFORMATION:               RE: TEFRON LTD.
                                        28 CHIDA STREET
                                        BNEI-BRAK  51371
                                        ISRAEL
                                        (NYSE: TFR)

AT THE COMPANY                   AT FRB|WEBER SHANDWICK
--------------

Mr. Gil Rozen                    Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer
972-3-579-8701
Fax:  972-3-579-8715


                    TEFRON LTD. REPORTS THIRD QUARTER RESULTS

BNEI-BRAK, ISRAEL, NOVEMBER, 10, 2003 - Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the third quarter ended September 30, 2003.

Sales for the third quarter were $39.4 million, compared to sales of $50.1 million for the third quarter of 2002. Operating income for the third quarter was $47,000 compared to an operating income of $6.0 million for the same quarter last year. The Company recorded a net loss for the quarter of $1.1 million, or $0.09 per diluted share, compared to net income of $1.1 million or $0.09 per diluted share for the third quarter of 2002. Excluding a capital loss of $1.8 million associated with Tefron's sale of 52% of Alba-Waldensian's Health Products Division, the Company would have reported a net income of $2.9 million for third quarter 2002.

EBITDA for the third quarter of 2003 was $2.6 million, compared to $8.4 million for the third quarter of 2002. Due to an increase of $4.0 million in working capital, the Company reported a negative cash flow from operations of $2.8 million for the third quarter of 2003, compared to a positive cash flow of $11.5 million for the same quarter last year.

NINE MONTH RESULTS

Sales for the first nine months of 2003 were $122.7 million, compared to sales of $139.9 million for the first nine months of 2002. Operating income for the first three quarters of the year was $4.0 million, compared to operating income of $ 14.7 million for the same period last year. Net loss for the first nine months of 2003 was $1.3 million compared to a net loss of $14 million for the first nine months of 2002. Excluding the capital loss associated with the accumulative effect of the change in accounting principle of $18.8 million and the sale of 52% of Alba-Waldensian's Health Products Division, net income for the first nine months of 2002 was $6.6 million.

EBITDA for the first nine months of 2003 was $ 10.1 million, compared to EBITDA of $21.7 million for the same period last year. Cash flow from operations for the first nine months of 2003 was $2.1 million, compared to $22.2 million for the first nine months of last year.

Yos Shiran, Chief Executive Officer, commented, " Sales for the quarter, were inline with our previously stated expectations. Although, this was our second consecutive quarter of decreased sales, we expect sales for the fourth quarter to improve to around $42 million. We also expect to report improved results in the fourth quarter. This recovery is expected to continue in the first quarter and throughout 2004.

"We are cautiously optimistic about the Company's prospects for 2004 and currently expect a mid teen growth in sales in 2004. Active wear is becoming an increasingly important part of our business and we anticipate an expansion in sales of this product line to our active wear customers next year. We also continue to make inroads with our mass-market customers and expect sales growth in this distribution channel during 2004. Last quarter, we indicated that the Company was experiencing a temporary decrease in sales to one of our major customers. We expect sales to this customer to increase in 2004 over 2003."

Mr. Shiran concluded, "As industry and economic conditions slowly improve our confidence concerning Tefron's future is strengthening. We are dedicated to increasing sales and returning to profitability."

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

                             FINANCIAL TABLES FOLLOW


                                                                     TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                SEPTEMBER 30,
                                                       ------------------------------   DECEMBER 31,
                                                            2003            2002            2002
                                                       --------------  --------------  --------------
                                                                 UNAUDITED
                                                       ------------------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                             $     1,765     $     8,323     $     6,742
  Trade receivables, net                                     20,900          17,462          21,421
  Inventories                                                27,776          27,061          26,206
  Other accounts receivable and prepaid expenses              4,862           4,657           5,459
                                                       --------------  --------------  --------------

TOTAL current assets                                         55,303          57,503          59,828
                                                       --------------  --------------  --------------

SEVERANCE PAY FUND                                              308             359             433
                                                       --------------  --------------  --------------

PROPERTY, PLANT AND EQUIPMENT, NET                           95,142         104,943          98,499
                                                       --------------  --------------  --------------

OTHER ASSETS:
  Goodwill                                                   30,895          30,743          30,743
  Deferred taxes                                              4,409           7,549           3,961
  Investment in affiliated company                              393             348             354
  Advance to supplier of equipment                            1,443           1,291           1,374
  Other                                                       1,023           1,272           1,219
                                                       --------------  --------------  --------------

TOTAL other assets                                           38,163          41,203          37,651
                                                       --------------  ------------------------------

TOTAL assets                                            $   188,916     $   204,008     $   196,411
                                                       ==============  ==============  ==============




                                                -3-


                                                                                 TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
                                                                            SEPTEMBER 30,
                                                                   -----------------------------   DECEMBER 31,
                                                                        2003           2002            2002
                                                                   --------------  --------------  --------------
                                                                             UNAUDITED
                                                                   ------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                            $    22,508     $    21,983     $    14,767
  Current maturities of long-term debt:
    Bank                                                                 10,928          13,260          16,290
    Capital leases                                                        1,671           2,153           1,455
  Trade payables                                                         23,167          26,166          24,771
  Other accounts payable and accrued expenses                             7,537           6,691           8,712
                                                                   --------------  --------------  --------------

TOTAL current liabilities                                                65,811          70,253          65,995
                                                                   --------------  --------------  --------------

LONG-TERM LIABILITIES:
  Bank loans                                                             58,352          60,815          64,623
  Capital leases                                                            601           3,660           1,755
  Deferred taxes                                                          8,303          10,384           8,117
  Accrued severance pay                                                   2,332           2,156           2,123
                                                                   --------------  --------------  --------------

TOTAL long-term liabilities                                              69,588          77,015          76,618
                                                                   --------------  --------------  --------------

MINORITY INTEREST                                                        14,662          13,099          13,690
                                                                   --------------  --------------  --------------

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 1 par value: Authorized: 50,000,000 shares at September 30, 2003, 2002 and December 31, 2002;
      Issued and outstanding: 13,409,566 shares at September
      30, 2003, 2002 and December 31, 2002                                5,575           5,575           5,575
    Deferred shares of NIS 1 par value: Authorized, issued and outstanding: 4,500 shares at September 30, 2003, 2002 and
      December 31, 2002                                                       1               1               1
  Additional paid-in capital                                             62,810          62,810          62,810
  Accumulated deficit                                                   (22,123)        (17,337)        (20,870)
                                                                   --------------  --------------  --------------

                                                                         46,263          51,049          47,516
Less - 997,400 Ordinary shares in treasury, at cost                      (7,408)         (7,408)         (7,408)
                                                                   --------------  --------------  --------------

TOTAL shareholders' equity                                               38,855          43,641          40,108
                                                                   --------------  --------------  --------------

TOTAL liabilities and shareholders' equity                          $   188,916     $   204,008     $   196,411
                                                                   ==============  ==============  ==============

                                                    -4-


                                                                                 TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                              NINE MONTHS ENDED             THREE MONTHS ENDED
                                                SEPTEMBER 30                   SEPTEMBER 30         YEAR ENDED
                                        ----------------------------  ----------------------------  DECEMBER 31
                                             2003           2002          2003          2002            2002
                                        -------------  -------------  -------------  -------------  -------------
                                                                UNAUDITED
                                        ----------------------------------------------------------
Sales                                    $   122,653    $   139,906    $    39,403    $    50,054    $   190,305
Cost of sales                                103,357        111,593         34,080         39,559        151,385
Restructuring costs                                -              -              -              -          1,550
                                        -------------  -------------  -------------  -------------  -------------

Gross profit                                  19,296         28,313          5,323         10,495         37,370
Selling, general and administrative
  expenses                                    15,298         13,660          5,276          4,511         18,358
Restructuring costs                                -              -              -              -          3,793
                                        -------------  -------------  -------------  -------------  -------------

Operating income (loss)                        3,998         14,653             47          5,984         15,219
Financing expenses, net                        3,585          4,224          1,052          1,247          5,457
Other expenses (income), net                    (234)         1,810              3          1,805          2,293
                                        -------------  -------------  -------------  -------------  -------------

Income (loss) before income taxes
  (benefit)                                      647          8,619         (1,008)         2,932          7,469
Taxes on income (benefit)                       (333)         3,202           (659)         1,485          4,979
                                        -------------  -------------  -------------  -------------  -------------

Income (loss) after income taxes
  (benefit)                                      980          5,417           (349)         1,447          2,490
Equity in losses of affiliated
  company                                       (183)          (378)          (161)          (145)          (392)
Minority interest in earnings of a
  subsidiary                                   1,965            230            638            230            822
Preacquisition gain of subsidiary
  since March 31, 2003 (Note 3)                  (85)             -              -              -              -
                                        -------------  -------------  -------------  -------------  -------------

Net income (loss) from ordinary
  activities                                  (1,253)         4,809         (1,148)         1,072          1,276
Cumulative effect of change in
  accounting principle                             -         18,774              -              -         18,774
                                        -------------  -------------  -------------  -------------  -------------

Net income (loss)                        $    (1,253)   $   (13,965)   $    (1,148)   $     1,072    $   (17,498)
                                        =============  =============  =============  =============  =============

Earnings (loss) per share from
  ordinary activities                           (0.1)   $      0.39          (0.09)   $      0.09    $      0.10
                                        =============  =============  =============  =============  =============

Loss per share from cumulative
  effect of change in accounting
  principle                                        -    $     (1.51)             -    $         -    $     (1.51)
                                        =============  =============  =============  =============  =============

Basic and diluted net earnings
  (loss) per share                              (0.1)   $     (1.13)         (0.09)   $      0.09    $     (1.41)
                                        =============  =============  =============  =============  =============


                                                          -5-


                                             NEWS
    | WEBER SHANDWICK
FRB | FINANCIAL COMMUNICATIONS
    |

         FOR YOUR INFORMATION:               RE: TEFRON LTD.
                                                 28 CHIDA STREET
                                                 BNEI-BRAK  51371
                                                 ISRAEL
                                                 (NYSE: TFR)

AT THE COMPANY:                              AT FRB|WEBER SHANDWICK:

Gil Rozen, Chief Financial Officer           Marilynn Meek -
Tefron Ltd.                                  General Info (212) 445-8451
972-3-579-8701
Fax: 972-3-579-8715


FOR IMMEDIATE RELEASE
November 3, 2003

                      TEFRON LTD. SCHEDULES CONFERENCE CALL
                 TO DISCUSS THIRD QUARTER 2003 FINANCIAL RESULTS

BNEI-BRAK, ISRAEL -November 3, 2003 -Tefron Ltd. (NYSE:TFR) announced today that it will release third quarter financial results for the quarter ended September 30, 2003 on Monday, November 10, 2003. In conjunction with its release, the Company will host a conference call to discuss the release on Monday, November 10, 2003 at 10:00 a.m. Eastern Time.

Individuals wishing to participate on the conference call can access the live call and conference call via the web at WWW.VIAVID.NET by dialing 800-218-9073 domestically and 303-205-0033, internationally. A replay of the call will be available through November 17, 2003 by dialing 800-405-2236 for domestic callers and 303-590-3000 for international callers. The pass code for the replay is 558768.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.